FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

         For Period Ended: September 30, 1999

         [ ] Transition Report on Form 10-K or Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [o Form 10-QSB] [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


Commission File Number:0-29042
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

Full Name of Registrant:                       Symons International Group, Inc.
Former Name If Applicable:                     N/A
Address of Principal Executive Office          4720 Kingsway Drive
City, State and Zip Code:                      Indianapolis, Indiana   46205



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                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]              (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]               (b)  The  subject   annual  report,   semi-annual   report,
                  transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]              (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

The Company's financial statements and related disclosures are in the final stages of completion. The delay is caused in large part by the Company's recent appointment of a new Chief Financial Officer. Final completion of the Form 10-Q is expected shortly and within the extended due date.

                           Part IV - Other Information



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(1)Name and telephone number of person to contact in regard to this notification.

         Douglas H. Symons                                    317      259-6413
         Chief Operating Officer

         Bruce K. Dwyer                                       317      259-6408
         Vice President, Chief Financial Officer and Treasurer

(2)Have all other periodic reports required under Section 13 or [X] Yes [ ] No 15(d) of the Securities Exchange Act of 1934 of
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)Is it anticipated that any significant change in results of    [ ] Yes [X] No
         operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        SYMONS INTERNATIONAL GROUP, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


November 16, 1999
                                        By: /s/ Douglas H. Symons
                                        Chief Operating Officer



November 16, 1999
                                        By: /s/ Bruce K. Dwyer
                                        Vice President, Chief Financial Officer
                                        and Treasurer